ZYVERSA THERAPEUTICS, INC.

2200 N. Commerce Parkway, Suite 208

Weston, FL 33326

December 6, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	ZyVersa Therapeutics, Inc. (the “Company”)
Registration Statement on Form S-1, as amended
File No. 333-275320 (the “Registration Statement”)

Dear Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests that the above-referenced Registration Statement be declared effective by the Securities and Exchange Commission at 5:00 p.m., Eastern Time on December 6, 2023, or as soon as practicable thereafter.

Please call Faith L. Charles at (212) 908-3905 or Todd Mason at (212) 908-3946 of Thompson Hine LLP to confirm the effectiveness of the Registration Statement or with any questions.

Sincerely,

ZYVERSA THERAPEUTICS, INC.

By:	/s/ Stephen C. Glover
Name:	Stephen C. Glover
Title:	Chief Executive Officer